Exhibit 99.1

Fang Announces First Quarter 2018 Results

BEIJING, July 25, 2018 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), the leading real estate Internet portal in China, today announced its unaudited financial results for the fiscal quarter ended March 31, 2018.

First Quarter 2018 Highlights

•	Total revenues were $62.8 million.
•	Operating loss was $3.9 million. Non-GAAP operating income was $0.6 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the Reconciliation Statement following this press release.
•	Net loss attributable to Fang's shareholders was $44.9 million, which was primarily due to the change in fair value of equity securities of a loss of $42.2 million in accordance with new accounting pronouncement. Fully diluted loss per ADS was $0.10.
•	Non-GAAP net income attributable to Fang's shareholders was $1.8 million. Non-GAAP fully diluted income per ADS were $0.00. A description of the adjustments from GAAP to non-GAAP net loss attributable to Fang's shareholders and fully diluted loss per ADS is detailed in the Reconciliation Statement following this press release.
•	Adjusted EBITDA was $7.1 million. A description of the adjustments from GAAP net loss to Adjusted EBITDA is detailed in the Reconciliation Statement following this press release

“The company is deepening its reform from business lines to full operations including financial management," commented Vincent Mo, Chairman and CEO of Fang. "We are fully committed to transforming and upgrading the company for future growth. The reform has been a bumpy process but I believe our endless efforts in increasing platform traffic, technology innovations and product upgrades will be rewarded in the near future."

First Quarter 2018 Results

Revenues

Fang reported total revenues of $62.8 million in the first quarter of 2018, a 42.8% decrease from $109.8 million in the corresponding period of 2017, primarily due to the decline in e-commerce services revenue.

Revenue from listing services was $26.7 million in the first quarter of 2018, a decrease of 21.5% from $34.0 million in the corresponding period of 2017, primarily due to the decreased number of paying members.

Revenue from marketing services was $17.3 million in the first quarter of 2018, a decrease of 36.6% from $27.3 million in the corresponding period of 2017, primarily due to the slowdown in the real estate market and the continued impact of tightening government policies.

Revenue from e-commerce services was $7.2 million in the first quarter of 2018, a decrease of 82.0% from $39.9 million in the corresponding period of 2017, primarily due to Fang's transformation back to a technology-driven open platform model.

Revenue from Internet financial services was $5.1 million in the first quarter of 2018, an increase of 124.9% from $2.2 million in the corresponding period of 2017, driven by the increased secured consumer loans.

Revenue from other value-added services was $6.5 million in the first quarter of 2018, an increase of 4.1% from $6.3 million in the corresponding period of 2017, primarily due to a rising demand for our database and research services.

Cost of Revenue

Cost of revenue was $20.2 million in the first quarter of 2018, a decrease of 66.7% from $60.7 million in the corresponding period of 2017, primarily due to the downsizing of the secondary brokerage team in the provision of e-commerce services and the optimization in our cost structure under the technology-driven open platform model.

Operating Expenses

Operating expenses were $46.5 million in the first quarter of 2018, a decrease of 15.8% from $55.2 million in the corresponding period of 2017.

Selling expenses were $15.6 million in the first quarter of 2018, a decrease of 33.3% from $23.4 million for the corresponding period of 2017, primarily due to the decrease in selling expenses associated with our e-commerce services and advertising and promotional expenses.

General and administrative expenses were $30.7 million in the first quarter of 2018, a decrease of 2.0% from $31.4 million for the corresponding period of 2017.

Operating Loss

Operating loss was $3.9 million in the first quarter of 2018, compared to operating loss of $6.1 million in the corresponding period of 2017, primarily due to the downsized e-commerce services and effective cost control.

Change in fair value of equity securities

Change in fair value of equity securities for the first quarter of 2018 was a loss of $42.2 million, among which USD 47.7 million was related to the fair value change of World Union, an investee company. The amount represents changes in fair value of equity securities in accordance with FASB ASU 2016-01, which became effective on January 1, 2018. See “New accounting pronouncements and Non-GAAP Financial Measures” below for more details.

Income Tax (benefits) / expenses

Income tax benefits were $4.2 million in the first quarter of 2018, compared to income tax expenses of $4.8 million in the corresponding period of 2017, primarily due to the effect of change in fair value of equity securities.

Net Loss and EPS

Net loss attributable to Fang's shareholders was $44.9 million in the first quarter of 2018, compared to net loss of $12.0 million in the corresponding period of 2017, which is primarily caused by change in fair value of equity securities. Loss per fully-diluted ordinary share and ADS were $0.51 and $0.10 in the first quarter of 2018, compared to loss of $0.14 and $0.03, respectively, in the corresponding period of 2017.

Adjusted EBITDA

Adjusted EBITDA, defined as GAAP net income / (loss) before share-based compensation, investment income, change in fair value of equity securities, income taxes, interest expenses, interest income and depreciation, was $7.1 million in the first quarter of 2018, compared to $1.0 million in the corresponding period of 2017.

Cash

As of March 31, 2018, Fang had cash and cash equivalents, restricted cash (current and non-current) and short-term investments of $492.4 million, compared to $547.1 million as of December 31, 2017. Net cash used in operating activities was $7.0 million in the first quarter of 2018, compared to cash flow used in operating activities $11.0 million in the same period of 2017.

Business Outlook

Based on current market conditions and current operations, Fang expects its non-GAAP net income to be profitable for the fiscal year ending December 31, 2018. These estimates represent management’s current and preliminary view, which is subject to change.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income and (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

The Company believes that these non-GAAP measures help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the change in fair value of equity securities, and the expenses and gains that the Company includes in income from operations and net income. The Company believes that these non-GAAP measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that share-based compensation, investment income, change in fair value of equity securities, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring item that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

New accounting pronouncements

The new revenue recognition standard (ASU No. 2014-09 'Revenue from Contracts with Customers') was released in 2014 and becomes effective for Fang with effect from January 1, 2018. Fang has elected to adopt the new standard (ASC 606 - 'Revenue from Contracts with Customers') using cumulative effect method for all contracts that are not completed contracts at the date of initial application. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening retained earnings as of January 1, 2018 in the amount of $0.6 million.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Fang adopted this standard from the quarter beginning January 1, 2018, and Fang recognized a cumulative-effect adjustment to retained earnings of $163.8 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on July 25, 2018 through 9:59 ET August 2, 2018. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	4658048

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Jessie Yang

Director, Investor Relations

Phone: +86-10-5631-8805

Email: jessieyang@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

	March 31,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	166,507	228,276
Restricted cash, current	231,730	223,002
Short-term investments	53,463	55,801
Accounts receivable, net	68,266	66,884
Funds receivable	7,206	6,264
Prepayment and other current assets	34,947	32,704
Commitment deposits	2,130	5,876
Loan receivable, current	144,852	129,438
Amount due from related parties	561	167
Total current assets	709,662	748,412
Non-current assets:
Property and equipment, net	687,618	622,145
Prepaid land lease payments	36,893	35,728
Loan receivable, non-current	13,492	14,674
Deferred tax assets, non-current	7,719	7,602
Restricted cash, non-current portion	40,749	39,982
Deposit for non-current assets	65,629	58,722
Long-term investments	445,766	470,964
Other non-current assets	1,125	2,026
Total non-current assets	1,298,991	1,251,843
Total assets	2,008,653	2,000,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	279,242	236,985
Deferred revenue	188,662	168,884
Accrued expenses and other liabilities	141,943	158,799
Customers’ refundable fees	2,951	7,070
Income tax payable	7,767	4,374
Convertible senior notes	5,700	5,700
Total current liabilities	626,265	581,812
Non-current liabilities:
Long-term loans	72,604	114,109
Convertible senior notes	291,800	291,365
Deferred tax liabilities, non-current	118,180	126,641
Other non-current liabilities	155,223	146,053
Total non-current liabilities	637,807	678,168
Total Liabilities	1,264,072	1,259,980

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2017 and March 31, 2018: 71,425,120 and 71,775,686, outstanding shares as of December 31, 2017 and March 31, 2018: 64,360,062 and 64,461,037	9,213	9,204
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at March 31, 2018 and December 31, 2017 respectively	3,124	3,124
Treasure stock	(136,615)	(136,615)
Additional paid-in capital	505,980	500,666
Accumulated other comprehensive income	17,070	137,630
Retained earnings	345,117	225,574
Total Fang Holdings Limited shareholders' equity	743,889	739,583
Non controlling interest	692	692
Total equity	744,581	740,275
TOTAL LIABILITIES AND EQUITY	2,008,653	2,000,255

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2018	2017
Revenues:
Listing services	26,738	34,043
Marketing services	17,326	27,335
E-commerce services	7,168	39,890
Financial services	5,053	2,247
Other value-added services and other services	6,546	6,288
Total revenues	62,831	109,803

Cost of Revenues:
Cost of services	(20,242)	(60,726)
Total Cost of Revenues	(20,242)	(60,726)

Gross Profit	42,589	49,077

Operating expenses and income:

Selling expenses	(15,622)	(23,411)
General and administrative expenses	(30,740)	(31,383)
Other loss	(140)	(403)
Operating loss	(3,913)	(6,120)
Foreign exchange (loss) / gain	(3)	213
Other-than-temporary impairment on equity securities	-	(951)
Interest income	2,645	2,724
Interest expense	(5,485)	(3,841)
Investment income	102	-
Government grants	215	767
Other non-operating loss	(370)	-
Change in fair value of equity securities	(42,243)	-
Loss before income taxes and noncontrolling interests	(49,052)	(7,208)
Income tax benefit / (expenses)
Income tax benefit / (expenses)	4,176	(4,809)
Net loss	(44,876)	(12,017)
Net income attributable to noncontrolling interests	-	-
Net loss attributable to Fang Holdings Limited shareholders	(44,876)	(12,017)
Other comprehensive income, net of tax
Foreign currency Translation	41,963	3,119
Gain on intra-entity foreign transactions of long-term-investment nature	1,262	-
Unrealized gain on available-for-sale securities	-	513
Total other comprehensive income, net of tax	43,225	3,632
Comprehensive loss	(1,651)	(8,385)
Earnings per share for Class A and Class B ordinary shares
Basic	(0.51)	(0.14)
Diluted	(0.51)	(0.14)
Earnings per ADS
Basic	(0.10)	(0.03)
Diluted	(0.10)	(0.03)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,730,798	88,364,639
Diluted	88,730,798	88,364,639
Weighted average number of ADSs outstanding:
Basic	443,653,988	441,823,194
Diluted	443,653,988	441,823,194

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2018	2017
GAAP loss from operations	(3,913)	(6,120)
Share-based compensation expense	4,499	1,539
Non-GAAP income/(loss) from operations	586	(4,581)

GAAP net loss	(44,876)	(12,017)
Share-based compensation expense	4,499	1,539
Investment income	(102)	-
Change in fair value of equity securities	42,243	-
Non-GAAP net income/(loss)	1,764	(10,478)

Net loss attributable to Fang shareholders	(44,876)	(12,017)
Share-based compensation expense	4,499	1,539
Investment income	(102)	-
Change in fair value of equity securities	42,243	-
Non-GAAP net Income/(loss) attributable to Fang Holdings Limited shareholders	1,764	(10,478)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.51)	(0.14)
Diluted	(0.51)	(0.14)
GAAP earnings per ADS:
Basic	(0.10)	(0.03)
Diluted	(0.10)	(0.03)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.02	(0.12)
Diluted	0.02	(0.12)
Non-GAAP earnings per ADS:
Basic	0.00	(0.02)
Diluted	0.00	(0.02)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,730,798	88,364,639
Diluted	88,730,798	88,364,639
Weighted average number of ADSs outstanding:
Basic	443,653,988	441,823,194
Diluted	443,653,988	441,823,194

GAAP Net loss	(44,876)	(12,017)
Add back:
Share-based compensation expense	4,499	1,539
Change in fair value of equity securities	42,243	-
Interest expense	5,485	3,841
Depreciation expenses	6,703	5,557
Subtract:
Investment income	(102)	-
Interest income	(2,645)	(2,724)
Income tax (benefit) / expenses	(4,176)	4,809
Adjusted EBITDA	7,131	1,005